UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                          Lone Star Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                    542312103

                                 (CUSIP Number)

                                February 14, 2006
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 1_ Pages

CUSIP No. 542312103                   13G               Page 2 of 12 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,532,035 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        5.01%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
------------------------------------------------------------------------------

CUSIP No. 542312103                   13G               Page 3 of 12 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,532,035 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                        5.01%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO
------------------------------------------------------------------------------

CUSIP No. 542312103                   13G               Page 4 of 12 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Noam Gottesman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,532,035 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        5.01%
------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        IN
------------------------------------------------------------------------------

CUSIP No. 542312103                   13G               Page 5 of 12 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Pierre Lagrange
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,532,035 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        5.01%
------------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        IN
------------------------------------------------------------------------------

CUSIP No. 542312103                   13G               Page 6 of 12 Pages

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Emmanuel Roman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,532,035 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        1,532,035 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUN
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        5.01%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        IN
------------------------------------------------------------------------------

CUSIP No. 542312103                   13G               Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

         Lone Star Technologies, Inc., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices

         15660 N. Dallas Pkwy
         Suite 500
         Dallas TX 75248

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office or, if none, Residence
Item 2(c).  Citizenship

         GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         England
         Citizenship: England

         GLG Partners Limited
         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         England
         Citizenship: England

         Noam Gottesman
         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         England
         Citizenship: United States

         Pierre Lagrange
         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         England
         Citizenship: Belgium

         Emmanuel Roman
         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         England
         Citizenship: France

Item 2(d)  Title of Class of Securities

         Common Stock, $1.00 par value per share ("Common Stock")

Item 2(e)  CUSIP Number

         542312103

CUSIP No. 542312103                   13G               Page 8 of 12 Pages


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)   Amount beneficially owned:

              As of the date of this filing, GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman may be deemed the beneficial owner of (i) 940,000 shares of Common Stock held by GLG North American Opportunity Fund, (ii) 10,500 shares of Common Stock held by GLG Investments plc through its subfund, GLG Balanced Fund, (iii) 55,565 shares of Common Stock held by GLG Investments plc through its subfund, GLG Performance Fund, (iv) 266,400 shares of Common Stock held by GLG Investments plc through its subfund, GLG Capital Appreciation Fund, (v) 110,100 shares of Common Stock held by GLG Investments plc through its subfund, GLG North American Equity Fund,
(vi) 5,632 shares of Common Stock held by GLG Investments IV plc through its subfund, GLG Performance (Distributing) Fund, (vii) 92,600 shares of Common Stock held by GLG Investments IV plc through its subfund, GLG Capital Appreciation (Distributing) Fund, (viii) 8,733 shares of Common Stock held by GLG Investments III plc: Lehman Actions Internationales, (ix) 7,541 shares of Common Stock held by Citi GLG North American Hedge Fund Ltd., (x) 23,364 shares of Common Stock held by Lyxor North American Alternative Equity Fund Ltd. and 11,600 shares of Common Stock held by The Century Fund SICAV (each entity referred to in (i) through (x) is herein referred to as a "Fund" and, collectively, as the "Funds").

CUSIP No. 542312103                   13G               Page 9 of 12 Pages


              GLG Partners LP, an English limited partnership, acts as the investment manager of each of the Funds and has voting and dispositive power over the securities held by the Funds. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman, and as a result, each has voting and dispositive power over the securities held by the Funds. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Funds except for their pecuniary interest therein.

        (b)   Percent of class:

              The Company's most recent quarterly report on Form 10Q that was filed on October 26, 2005, indicates there were 30,572,976 shares of Common Stock outstanding as of October 14, 2005. Therefore, based on the Company's outstanding shares of Common Stock, each of the reporting persons may be deemed to beneficially own 5.01% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

        (c)   Number of shares as to which each Reporting Person has:

              (i)    Sole power to vote or to direct the vote

                     0

              (ii)   Shared power to vote or to direct the vote

                     See Item 4(a) above.

              (iii)  Sole power to dispose or to direct the disposition of

                     0

              (iv)   Shared power to dispose or to direct the disposition of

                     See Item 4(a) above.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

CUSIP No. 542312103                   13G               Page 10 of 12 Pages


Item 8.   Identification and Classification of Members of the Group

          See Exhibit I.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 21, 2006, by and among GLG North American Opportunity Fund, GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP No. 542312103                   13G               Page 11 of 12 Pages




SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 21, 2006

GLG PARTNERS LP                                  NOAM GOTTESMAN
By: GLG Partners Limited,
as its General Partner
                                                 /s/ Noam Gottesman
                                                 ------------------------------

/s/ Noam Gottesman
-----------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
-----------------------------
Name: Victoria Parry
Title: Senior Legal Counsel
GLG PARTNERS LIMITED                             EMMANUEL ROMAN


/s/ Noam Gottesman                               /s/ Emmanuel Roman
Name: Noam Gottesman                             -----------------------------
Title: Managing Director


/s/ Victoria Parry
-----------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

PIERRE LAGRANGE


-----------------------------
/s/ Pierre Lagrange

CUSIP No. 542312103                   13G               Page 12 of 12 Pages



                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $1.00 par value, of Lone Star Technologies, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 21, 2006

GLG PARTNERS LP                                  NOAM GOTTESMAN
By: GLG Partners Limited,
as its General Partner
                                                 /s/ Noam Gottesman
                                                 -----------------------------

/s/ Noam Gottesman
-----------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
-----------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

GLG PARTNERS LIMITED                             EMMANUEL ROMAN


/s/ Noam Gottesman                               /s/ Emmanuel Roman
-----------------------------                    -----------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
-----------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

PIERRE LAGRANGE


/s/ Pierre Lagrange
-----------------------------